Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

October 19, 2015

BY EDGAR

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Syndax Pharmaceuticals, Inc.

Confidential Draft Registration Statement on Form S-1

Submitted August 25, 2015, and as amended October 2, 2015

CIK No. 0001395937

Dear Ms. Hayes:

On behalf of Syndax Pharmaceuticals, Inc. (the “Company”), this letter is in response to the letter from the Staff (the “Staff”), dated October 9, 2015 (the “Comment Letter”), to Briggs W. Morrison, M.D., relating to Amendment No. 1 to the Company’s confidential draft registration statement on Form S-1 (the “Draft Registration Statement”), as submitted to the Securities and Exchange Commission (the “Commission”) on August 25, 2015, and as amended on October 2, 2015.

For ease of reference, each of the Staff’s comments is set forth in italic type immediately before the corresponding response submitted on behalf of the Company, and the numbering below corresponds to the numbering in the Comment Letter.

Description of Capital Stock

Choice of Forum, page 170

1.	We note that your certificate of incorporation includes a provision requiring that Delaware be the sole and exclusive forum for shareholder litigation matters. Please revise your risk factor discussion to include a separate risk factor noting the specific types of actions subject to the exclusive forum provision. Please also highlight that such provisions may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with directors, officers or other employees, and may discourage lawsuits with respect to such claims.

The Company respectfully acknowledges the Staff’s comment and will include a separate risk factor relating to the exclusive forum provision contained in the Company’s amended and restated certificate of incorporation in a future amendment to the Draft Registration Statement.

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia. “Hogan Lovells” is an international legal practice that includes Hogan Lovells US LLP and Hogan Lovells International LLP, with offices in: Alicante Amsterdam Baltimore Beijing Brussels Caracas Colorado Springs Denver Dubai Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston Johannesburg London Los Angeles Luxembourg Madrid Mexico City Miami Milan Minneapolis Monterrey Moscow Munich New York Northern Virginia Paris Perth Philadelphia Rio de Janeiro Rome San Francisco São Paulo Shanghai Silicon Valley Singapore Sydney Tokyo Ulaanbaatar Warsaw Washington DC Associated offices: Budapest Jeddah Riyadh Zagreb. For more information see www.hoganlovells.com

Securities and Exchange Commission	- 2 -	October 19, 2015

Notes to Condensed Consolidated Financial Statements

8. Convertible Preferred Stock, page F-48

2.	Please refer to prior comment 7. We acknowledge the information in your response but continue to have difficulty in understanding the basis for your accounting treatment. In particular, you assert that redemption is at the option of the preferred stockholders due to their control of a majority of Board votes and thus is not contingent. However, you also indicate that redemption is triggered only by the Deemed Liquidation events. Please explain the factors that you considered in determining the probability that the Deemed Liquidation events could occur apart from your assertion that the preferred stockholders have effective control of the Board.

The Company respectfully acknowledges the Staff’s comment and notes that the Company and SEC staff accountant, Frank Wyman, had a follow-up phone conversation on October 14, 2015. During the call with Mr. Wyman, the Company reaffirmed the rationale contained in its previous response to prior comment 7. The Company advised that it believes its Series B-1 preferred stock and Series C-1 preferred stock should be classified outside of permanent equity as (1) the holders of preferred stock control a majority of the votes of the board of directors through direct representation on the board of directors and (2) although it is not anticipated in advance of the IPO, the holders of preferred stock control the change-in-control decisions that could cause a Deemed Liquidation of the Company’s convertible preferred stock.

The Company confirmed for Mr. Wyman that upon an IPO, the Company’s Series B-1 preferred stock and Series C-1 preferred stock will convert into common stock at their carrying value with no gain or loss being recognized. Additionally, the Company confirmed that it is not in any discussions and has not contemplated any change of control action outside of the currently planned IPO.

The Company further reviewed with Mr. Wyman that, consistent with its historical practice for other outstanding series of preferred stock, it records the Series B-1 preferred stock and Series C-1 preferred stock at its maximum redemption amount in consideration of the guidance in paragraphs 14 and 15 of ASC 480-10-S99-3A. This guidance indicates that subsequent remeasurement of a redeemable equity security to its redemption amount is required if the equity security is currently redeemable or when it is probable that the equity security will become redeemable. As described above, the holders of the preferred stock control the vote of the Company’s board of directors, thereby allowing such holders of preferred stock to trigger a Deemed Liquidation under ASC 480-10-S99-3A, which would require payment of the liquidation preference amounts. Accordingly, the Company believes the Series B-1 preferred stock and Series C-1 preferred stock is currently redeemable.

The Company also believes this view is consistent with paragraph 7 of ASC 480-10-S99-3A, which explains that when the holders of an equity security control the board of directors (or voting power) of the issuing entity, the security is, in substance, redeemable at the option of the holder (i.e., redemption is not contingent).

In the Company’s interpretation of the guidance, the requirement is to determine whether the preferred stock is currently redeemable or whether it is probable that the preferred stock will become redeemable. The Company’s view is that, given the board control and their ability to trigger a transaction, the preferred stock is currently redeemable. The Company does not believe the guidance provides for measurement to redemption value only upon determination that the redemption is probable. Therefore, the Company did not consider factors apart from board control when determining the probability that a Deemed Liquidation could occur.

Securities and Exchange Commission	- 3 -	October 19, 2015

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The Company respectfully requests the Staff’s assistance in completing the review of this response letter. Please advise us if we can provide any further information or assistance to facilitate your review. If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (202) 637-5457 or Laura A. Berezin at (650) 463-4194. We thank you in advance for your attention to the above.

Sincerely,

/s/ Jaime L. Chase

Jaime L. Chase

cc:	Briggs W. Morrison, M.D., Syndax Pharmaceuticals, Inc.

Michael A. Metzger, Syndax Pharmaceuticals, Inc.

John S. Pallies, Syndax Pharmaceuticals, Inc.

Laura A. Berezin, Esq., Hogan Lovells US LLP

Divakar Gupta, Esq., Cooley LLP

Joshua A. Kaufman, Esq., Cooley LLP

David G. Peinsipp, Esq., Cooley LLP